Edward M. Kelly, Esq.
Securities and Exchange Commission
August 25, 2010

August 25, 2010

VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F. Street, N.E.
Washington, D.C. 20549-4631
Attn: Edward M. Kelly, Esq.

Re:	SinoCoking Coal and Coke Chemical Industries, Inc. Pre-effective Amendment 1 to Registration Statement on Form S-1 Filed July 20, 2010 File No. 333-166720

Dear Mr. Kelly:

On behalf of SinoCoking Coal and Coke Chemical Industries, Inc. (the “Company” or “SinoCoking”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated July 29, 2010.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

A large portion of our current revenue is derived from relatively few customers, page 9

1.
We note your response to comment six in our letter dated June 7, 2010 and your revised disclosure on page 36 of the prospectus.  Please revise your risk factor disclosure to quantify the “significant portion” of revenue received from Sino Coking's four major customers in fiscal 2009 (ie., disclose in the risk factor that your four largest customers accounted for approximately 65.25% of your fiscal 2009 revenues)

Response:  In response to this comment, the Company has revised the pertinent risk factor on Page 36 of Amendment No. 2 of the Form S-1 Registration Statement (the “Form S-1/A”) to state that the Company’s four largest customers accounted for approximately 65.25% of the Company’s fiscal 2009 revenues.

Contractual Arrangements with Hongli Group and Its Owners, page 25

2.	We note your response to comment eight in our letter dated June 7, 2010. Please revise your disclosure under the subheading “Corporate Structure of SinoCoking”

Edward M. Kelly, Esq.
Securities and Exchange Commission
August 25, 2010

3.	on page 24 of the prospectus to disclose the ownership information about the Hongli Group that you have provided to us in your response.

Response:  In response to this comment, the Company has revised the disclosure on page 25 under the subheading “Corporate Structure of SinoCoking” to include the ownership information regarding the Hongli Group previously provided.

Plan of Distribution, page 78

4.
We note your disclosure that the selling security holders may be deemed to be underwriters. We further note that you have revised the selling security holder table to identify some of the selling security holders as underwriters. Please revise the first sentence of the fourth paragraph of the plan of distribution to name those selling security holders that you have identified as underwriters.

Response: In response to this comment, the Company has revised the first sentence of the fourth paragraph of the Plan of Distribution on page 78 to name those selling security holders that have been identified as underwriters.  In addition, the Company has revised the disclosure regarding selling shareholder Capital Ventures International, which was inadvertently identified as a broker-dealer.

Legal Matters, page 79

5.	We note your revised disclosure in response to comment 32 in our letter dated June 7, 2010. Please also revise the table of contents on page 1 of the prospectus to include the “Legal Matters” section.

Response: In response to this comment, the Company has revised the table of contents on page 1 to include the “Legal Matters” section.

Exhibit 5.1

6.
Counsel's opinion states in the last paragraph that counsel is named in the registration statement under the heading “Experts.” However, we note that counsel is named in the registration statement under the heading “Legal Matters.”  Please have counsel revise its opinion accordingly and then please refile the opinion.

Response:  In response to this comment, a revised legal opinion stating that counsel is named in the registration statement under the heading “Legal Matters” is being filed as Exhibit 5.1 to the Form S-1/A.

Edward M. Kelly, Esq.
Securities and Exchange Commission
August 25, 2010

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,
RICHARDSON & PATEL, LLP

By:	/s/Dominador Tolentino
Dominador Tolentino, Esq.